February 19, 2026

Raymond Fu
Chief Executive Officer
Kuber Resources Corp
1113, Lippo Centre Tower 2, 89 Queensway
Admiralty, Hong Kong

       Re: Kuber Resources Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 000-26119
Dear Raymond Fu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Timothy Lam